COMMUNICATION INTELLIGENCE CORPORATION
May 20, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Communication Intelligence Corporation (the “Company”)

Revisions to Preliminary Proxy Statement on Schedule 14A previously filed with SEC on May 9, 2008

SEC File No. 000-19301

Ladies and Gentlemen:

We have received your letter dated May 16, 2008 in which you had two comments to the Preliminary Proxy Statement on Schedule 14A previously filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 9, 2008.   The Company’s responses to the Commission’s comments are as follows:

Comment # 1 (General):

Please amend your filing to append a form of proxy as required by Rule 14a-6 of the Exchange Act.  Please ensure that the form of proxy complies with the requirements of Rule 14a-4 and Rule 14a-6(e)(1).

Company Response:

The Company has revised its Preliminary Proxy Statement on Schedule 14A previously filed with the Commission to (1) include a form of proxy card, and (2) label its Preliminary Proxy Statement with the words “Preliminary Copy.”  A revised version of the Company’s Preliminary Proxy Statement containing these changes is filed with this letter.

Comment # 2 (Proposal 2, page 4):

Please tell us whether you have any plans, proposals or arrangements for the issuance of the shares that will result from the increase in authorized shares of common stock.  If you have no such plans, proposals or arrangements, please make a statement to that effect.

Company Response:

As of the date hereof, the Company does not have any definitive plans, proposals or arrangements in place that would result in the issuance of additional shares or rights to acquire additional shares of the Company’s common stock.  The Company has entered into a non-binding letter of intent with certain potential investors (the “LOI”).  If the Company and such investors entered into definitive material agreements consistent with the terms expressed in the LOI and ultimately consummated the transactions contemplated by such definitive material agreements, the Company would be required to issue additional shares of the Company’s capital stock and rights to acquire additional shares of the Company’s common stock.  As stated above, the Company does not presently have any definitive plans, proposals or arrangements in place, and there can be no assurance that the Company will ultimately enter into definitive material agreements consistent with the terms set forth in the LOI.

Notwithstanding the foregoing, the Company has modified the disclosure contained in its Preliminary Proxy Statement in an attempt to make it clearer that the Company may enter into transactions in the future that may require the issuance of additional shares or rights to acquire additional shares of the Company’s common stock.  A revised version of the Company’s Preliminary Proxy Statement containing these changes is filed with this letter.

In consideration of the foregoing, the undersigned respectfully submits the revised Preliminary Proxy Statement on Schedule 14A for the Commission’s review, and, if the changes made therein resolve the Commission’s comments on the Preliminary Proxy Statement filed on May 9, 2008 to the Commission’s satisfaction, requests the Commission’s permission to file its Definitive Proxy Statement as soon thereafter as practicable.

In connection with the Company’s response to the Commission’s comments, the undersigned hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing please contact the undersigned at (650) 802-7737.

Sincerely,

/s/ Francis V. Dane

Francis V. Dane
Chief Financial Officer and Chief Legal Officer, Communication Intelligence Corporation